SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)
PVF Capital Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
693654 10 5

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		374,685

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		374,685

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

374,685

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%

14	TYPE OF REPORTING PERSON (see instructions)

OO

CUSIP No.	693654 10 5	Page	3	of	10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		374,685*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

374,685*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

374,685*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%

14	TYPE OF REPORTING PERSON (see instructions)

IN
* Shares owned by AMG Investments, LLC.

CUSIP No.	693654 10 5	Page	4	of	10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		94,904(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		398,365(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,904(1)

WITH	10	SHARED DISPOSITIVE POWER

398,365(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

493,269(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.4%

14	TYPE OF REPORTING PERSON (see instructions)

IN
(1) Includes 44,783 shares owned by CCAG Limited Partnership and 33,942 shares owned by the Steven A. Calabrese Profit Sharing Trust.
(2) Includes 374,685 shares owned by AMG Investments, LLC, 12,930 shares owned by Mr. Calabrese‘s minor children and 10,750 shares beneficially owned by Mr. Calabrese‘s wife.

CUSIP No.	693654 10 5	Page	5	of	10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		44,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,783

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.6%

14	TYPE OF REPORTING PERSON (see instructions)

PN

CUSIP No.	693654 10 5	Page	6	of	10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		33,942

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,942

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,942

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.4%

14	TYPE OF REPORTING PERSON (see instructions)

EP

CUSIP NO. 693654 10 5	Page 7 of 10 Pages

Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by AMG Investments, LLC (“AMG”), Richard M. Osborne, Steven A. Calabrese, CCAG Limited Partnership (“CCAG”), and the Steven A. Calabrese Profit Sharing Trust (the “Trust”), relating to the acquisition of shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”) by AMG.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $1,437,245 (excluding commissions) with a combination of working capital of AMG and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,763,524 Shares outstanding.
     AMG beneficially owns 374,685 Shares, or 4.8%, of the outstanding Shares. As managing members, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG. Mr. Osborne does not beneficially own any Shares other than as a managing member of AMG. Mr. Calabrese beneficially owns a total of 493,269 Shares, or 6.4%, of the outstanding Shares, which includes 374,685 Shares owned by AMG, 16,179 Shares owned individually, 12,930 Shares owned by his minor children, 10,750 Shares owned by his wife, 44,783 Shares owned by CCAG and 33,942 Shares owned by the Trust. CCAG owns 44,783 Shares, or 0.6%, of the outstanding Shares. The Trust owns 33,942 Shares, or 0.4%, of the outstanding Shares.
     Mr. Osborne and Mr. Calabrese determined to purchase the Shares reported in Item 5(c) as having been acquired by AMG.
     (c) Since the filing of original Schedule 13D on September 21, 2007, AMG purchased 94,685 Shares in open market transactions as set forth below:

CUSIP NO. 693654 10 5	Page 8 of 10 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
10/2/07	700	$15.36
10/3/07	4,700	$15.50
10/3/07	731	$15.46
10/4/07	1,100	$15.37
10/4/07	100	$15.38
10/5/07	700	$15.45
10/5/07	7,000	$15.50
10/8/07	2,839	$15.45
10/8/07	7,500	$15.50
10/9/07	13,300	$15.50
10/11/07	3,842	$15.46
10/11/07	6,000	$15.50
10/15/07	3,000	$15.44
10/15/07	3,700	$15.30
10/16/07	900	$15.28
10/16/07	600	$15.27
10/16/07	500	$15.30
10/17/07	1,500	$15.33
10/17/07	1,980	$15.30
10/18/07	1,100	$15.44
10/19/07	2,900	$15.17
10/19/07	100	$15.16
10/22/07	3,000	$15.32
10/22/07	1,500	$15.30
10/22/07	397	$15.08
10/22/07	100	$15.09
10/22/07	500	$15.28
10/23/07	108	$15.50
10/23/07	992	$14.98
10/23/07	455	$14.95
10/23/07	99	$14.96
10/23/07	97	$14.97
10/24/07	1,000	$14.75
10/24/07	1,000	$14.70
10/24/07	1,500	$14.65
10/24/07	2,000	$14.60
10/25/07	3,645	$14.70
10/25/07	100	$14.69
10/25/07	3,000	$14.75
11/2/07	1,500	$14.07
11/2/07	500	$14.03
11/5/07	1,500	$14.00

CUSIP NO. 693654 10 5	Page 9 of 10 Pages

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
11/5/07	4,400	$14.10
11/5/07	1,500	$14.09
11/5/07	1,000	$14.11
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 6, 2007

AMG Investments, LLC
/s/ Richard M. Osborne
Richard M. Osborne, a managing member

/s/ Richard M. Osborne
Richard M. Osborne, individually

/s/ Steven A. Calabrese
Steven A. Calabrese, individually

Steven A. Calabrese Profit Sharing Trust
/s/ Steven A. Calabrese
By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership By: TGF, Inc., its general partner
/s/ Steven A. Calabrese
By: Steven A. Calabrese, President

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement